SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to

§ 240.13d-1(a) and Amendments Thereto Filed

Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

SUPERMEDIA INC.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

868447103

(CUSIP Number)

George J. Schultze

Schultze Asset Management, LLC

3000 Westchester Avenue

Purchase, NY 10577

with a copy to:

James E. Bedar, Esq.

Brown Rudnick LLP

One Financial Center

Boston, MA 02111

(617) 856-8200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 30, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 868447103	Page 2 of 8 Pages

13D

1	NAME OF REPORTING PERSONS Schultze Asset Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 868447103	Page 3 of 8 Pages

1	NAME OF REPORTING PERSONS George J. Schultze
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 868447103	Page 4 of 8 Pages

1	NAME OF REPORTING PERSONS Schultze Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 868447103	Page 5 of 8 Pages

SCHEDULE 13D

Company: SUPERMEDIA INC.

Item 1.	Security and Issuer.

This Amendment No. 1 to Statement on Schedule 13D (the “Amendment No. 1”) amends and supplements the Statement on Schedule 13D filed with the Securities and Exchange Commission (“SEC”) on June 21, 2013 (the “Original Statement”). This Amendment No. 1 relates to the common stock, par value $0.01 per share (the “Common Stock”), of SuperMedia Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 2200 West Airfield Drive, P.O. Box 619810, DFW Airport, Texas 75261. Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Original Statement. This Amendment No. 1 amends Items 2, 4, and 5 of the Original Statement as set forth below.

This Amendment No. 1 constitutes an “exit filing” for the Reporting Persons.

Item 2.	Identity and Background.

Item 2 of the Original Statement is hereby amended and restated in its entirety as follows:

This Schedule 13D is filed by (i) Schultze Asset Management, LLC, (ii) George J. Schultze and (iii) Schultze Master Fund, Ltd. (collectively, the “Reporting Persons”).

Schultze Asset Management, LLC, a Delaware limited liability company, is a privately held asset management firm registered as an investment adviser under the Investment Advisers Act of 1940 (File No. 801-62112). Schultze Asset Management, LLC’s principal business and office address is 3000 Westchester Avenue, Purchase, NY 10577. Schultze Asset Management, LLC’s principal business is serving as an event driven, special situations and distressed securities investment manager for individual and institutional investors through limited partnerships, offshore funds, and managed accounts (collectively, the “Managed Accounts”).

Schultze Master Fund, Ltd., a Cayman Islands company, is one of Schultze Asset Management, LLC’s Managed Accounts. Schultze Master Fund, Ltd.’s principal business and office address is c/o Mourant Ozannes, 94 Solaris Avenue, Camana Bay, P.O. Box 1348, Grand Cayman KY1-1108, Cayman Islands. Schultze Master Fund, Ltd.’s principal business is serving as a private investment company and it is an exempted company limited by shares incorporated on February 20, 2004.

George J. Schultze, a citizen of the United States of America, is the Managing Member of Schultze Asset Management, LLC and a director of Schultze Master Fund, Ltd. George J. Schultze’s business and office address is 3000 Westchester Avenue, Purchase, NY 10577. George J. Schultze’s principal occupation is serving as Managing Member of Schultze Asset Management, LLC and as director of Schultze Master Fund, Ltd.

CUSIP No. 868447103	Page 6 of 8 Pages

During the past five years, none of the Reporting Persons have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction.

Item 4 of the Original Statement is hereby amended and supplemented by the addition of the following:

On August 20, 2012, the Company, Dex One Corporation (“Dex One”), Newdex Inc. (“Newdex”), and Spruce Acquisition Sub, Inc. (“Merger Sub”) entered into an Agreement and Plan of Merger (the “Original Merger Agreement,” and as amended and restated, the “Merger Agreement”), providing for a business combination of the Company and Dex One. On December 5, 2012, the Company, Dex One, Newdex, and Merger Sub entered into an Amended and Restated Agreement and Plan of Merger which amended and restated the Original Merger Agreement.

On April 30, 2013, pursuant to the terms of the Merger Agreement, Dex One was merged with and into Newdex, with Newdex continuing as the surviving corporation and changing its name to Dex Media, Inc. (“Dex Media”), and Merger Sub was merged with and into the Company, with the Company continuing as the surviving corporation (the “Mergers”). As a result of the Mergers, the Company became a direct wholly-owned subsidiary of Dex Media.

At the effective time of the Mergers, each outstanding share of the Company’s Common Stock (other than shares held by the Company, Dex One, Dex Media or any of their respective subsidiaries) was converted into the right to receive 0.4386 shares of Dex Media common stock, par value $0.001 per share . As a result of the Mergers, the Reporting Persons are no longer the beneficial owners of any shares of the Company’s Common Stock.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Original Statement is hereby amended and restated in its entirety as set forth below.

(a)	As a result of the Mergers, the Reporting Persons do not have beneficial ownership of any shares of the Company’s Common Stock.

(b)	As a result of the Mergers, the Reporting Persons do not have any voting or dispositive powers with respect to any shares of the Company’s Common Stock.

(c)	Except as described in this Amendment No. 1, the Reporting Persons have not engaged in any transactions in the Company’s Common Stock during the last sixty (60) days.

(d)	Not applicable.

CUSIP No. 868447103	Page 7 of 8 Pages

(e)	As a result of the Mergers, the Reporting Persons ceased to be the beneficial owners of more than five percent (5%) of the issued and outstanding shares of the Company’s Common Stock on April 30, 2013.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 7, 2013

SCHULTZE ASSET MANAGEMENT, LLC

By:	/s/ George J. Schultze
	Name:	George J. Schultze
	Title:	Managing Member

SCHULTZE MASTER FUND, LTD.

By:	/s/ George J. Schultze
	Name:	George J. Schultze
	Title:	Director

/s/ George J. Schultze
George J. Schultze

Signature Page to Amendment No. 1 to Schedule 13D